Exhibit 12.3

	Alcan Inc.
Computation of Earnings to Combined Fixed Charges and Preferred Stock Dividends
	Canadian GAAP
	Continuing operations
	(in millions of US dollars)

		6 months			YEAR
		2003	2002(2)	2001(1)(2)	2000(1)(2)	1999(1)	1998
	Income from continuing operations	37	376	3	608	448	399
Less:	Equity income of less than 50%
	owned companies	1	3	3	4	(1)	(48)
Plus:	Dividends received from less than
	50% owned companies	1	3	2	1	1	5
Plus:	Minority interest of subsidiaries that
	have fixed charges	13	3	(13)	(1)	14	(4)
	Subtotal	50	379	(11)	604	464	448
	FIXED CHARGES
	Amount representative of interest factor in
	rentals	15	27	24	19	19	28
	Amount representative of interest factor in
	rentals, 50% owned companies	0	0	0	0	0	0
	Interest expense - net	104	202	252	78	76	92
	Interest expense, 50% owned companies	0	0	0	0	0	0
	Capitalized interest	2	1	30	81	41	15
	Capitalized interest, 50% owned companies	0	0	0	0	0	0
	TOTAL FIXED CHARGES	121	230	306	178	136	135
Less:	Capitalized interest	2	1	30	81	41	15
	Fixed charges added to income/(loss)	119	229	276	97	95	120
Plus:	Amortization of capitalized interest	12	24	25	21	18	15
	Income taxes	292	295	44	255	211	210
	Earnings before fixed charges and income
	taxes	473	927	334	977	788	793

	TOTAL FIXED CHARGES	121	230	306	178	136	135
	Preference dividends	3	5	8	10	9	10
	1 minus tax rate of 40%	0.6	0.6	0.6	0.6	0.6	0.6
	Preference dividends pre tax	5	8	13	17	15	17
	Total	126	238	319	195	151	152

	Ratio of earnings to combined fixed charges
	and preferred stock dividends	3.75	3.89	1.05	5.01	5.22	5.23

(1)	Revised due to accounting change as described in note 3, Accounting Changes, under Deferred Foreign Exchange Translation gains and losses in the 2002 Annual Report.
(2)	Restated for continuing operations